INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

August 22, 2008

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the year ended May 31, 2008 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of August 22, 2008 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2008.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.  The Company was a “Venture Issuer”, as defined in NI 51-102, until August 3, 2007 when its common shares became listed on the American Stock Exchange.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, the timing, cost and nature of future anticipated exploration programs and the results thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

Overall Performance

During the three months ended May 31, 2008, the Company:

  Commenced a 42,000 metre resource drilling program at the Livengood project, where the system has continued to expand into a major gold deposit
  Completed a first phase drilling program on the Mayflower Property (North Bullfrog Joint Venture)
  Completed a high resolution airborne magnetic and EM survey over the key mineralized areas of the BMP project, which outlined several geophysical anomalies
  Entered into an agreement to acquire the residual interest of AngloGold Ashanti Exploration (U.S.A.) Inc. (“AngloGold”) in the Terra and LMS projects, and AngloGold’s right of first refusal of the West Pogo and Gilles properties
  Sold its interest in the South Estelle project to Millrock Resources Inc.

The Company’s plans for its fiscal year ending May 31, 2009 are to proceed with development of exploration programs on its existing Alaskan and Nevada properties.  Drilling will continue at Livengood until the end of the summer season, and winter drilling programs are planned for North Bullfrog and Livengood.  The Company’s long-term goal is to continue to delineate the mineralization on its existing projects and aggressively seek new properties for exploration.  The Company believes that it has sufficient funds to cover all of its planned exploration programs and anticipated property payments and general and administrative expenses for the fiscal year ending May 31, 2009.

Current Exploration Activities

Alaska Properties

As previously announced, the primary focus of the Company’s exploration efforts during the quarter and to date has been the ongoing exploration of the Livengood project.  In addition, the Company also carried out ongoing prospecting and an airborne survey at the BMP project and follow-up ground prospecting at Chisna.  No significant work was carried out during the quarter, or to date, on any of the Terra, LMS, West Tanana, Coffee Dome, Gilles or West Pogo properties.

Livengood

The Livengood project is owned 100% by ITH and is located in Alaska, 110 kilometres north of Fairbanks along the paved Elliot highway and Trans Alaska Oil Pipeline corridor.  ITH controls 100% of its 44 square kilometre land package, which is primarily comprised of leased land from the State of Alaska Mental Health Trust.

The primary target at Livengood is a Cretaceous intrusion-related gold system, hosted in Devonian sediment and volcanic units.  Mineralization has been intersected in all of the major rock units found within the main surface geochemical gold anomaly, which covers approximately 4 square kilometres.  The results to date indicate the Livengood project has potential for a large, near surface, bulk tonnage gold deposit.  At this time, the Company estimates that roughly 25% of the known mineralized zone has been drilled.  The Livengood target is open in all directions and drilling is planned to delineate and expand the high-grade core area of the deposit in the Money Knob area.

The highly encouraging results from work on the Livengood project to date triggered a major expansion by the Company of the planned Livengood 2008 work program, which focuses on doubling the overall resource, converting a large portion of the inferred resources to indicated status and gathering the data needed to complete a preliminary economic scoping study in 2009.  The Company has budgeted a total of $7.5 million for the 2008 Livengood exploration program.

During the period, the Company has had very encouraging results from the expansion drilling of Lillian zone within the Money Knob deposit as seen in the thicker and higher grade gold mineralization (Table 1).  These results indicate that the deposit is increasing in grade and width.

Table 1: Livengood 2008 Significant Drill Intercepts as of July 23, 2008.

Hole ID	From (m)	To (m)	Length (m)	Gold Grade (g/t)

MK-RC-0001	138.68	204.22	65.54	1.56
MK-RC-0002	134.11	149.35	15.24	2.20
	153.92	167.64	13.72	1.38
	271.27	333.76	62.49	0.60
MK-RC-0003	115.82	140.21	24.39	0.62
MK-RC-0004	0.00	62.48	62.48	0.47
	102.11	108.20	6.09	0.83
	112.78	132.59	19.81	0.82
MK-RC-0005	1.52	33.53	32.01	1.63
MK-RC-0006	15.24	35.03	19.81	0.98
	214.88	259.08	44.20	0.67
	289.56	315.47	25.91	0.62
	330.71	350.52	19.81	0.81
MK-RC-0007	25.91	71.63	45.72	1.43
	128.02	187.45	59.43	1.99
MK-RC-0008	10.67	210.31	199.64	1.44
MK-RC-0009	62.48	100.58	38.10	0.58
	109.73	128.02	18.29	0.72
	170.69	193.55	22.86	0.54
MK-RC-0010	146.30	172.21	25.91	0.78
MK-RC-0011	7.62	36.58	28.96	0.44
	65.53	205.74	140.21	1.00
MK-RC-0012	99.06	126.49	27.43	0.79
	138.68	274.32	135.64	0.56
MK-RC-0013	115.82	123.44	7.62	4.49
	131.06	195.07	64.01	0.74
MK-RC-0014	181.36	185.93	4.57	0.71
MK-RC-0017	60.96	67.06	6.10	1.01
	102.11	155.45	53.34	0.73
MK-RC-0018	71.63	82.30	10.67	0.45
	111.25	118.87	7.62	0.98
	137.16	146.30	9.14	0.88
MK-RC-0020	0.00	24.38	24.38	0.53
	76.20	91.44	15.24	0.72
	140.21	172.21	32.00	0.62
MK-RC-0021	4.57	24.38	19.81	0.60
	118.87	129.54	10.67	0.65
	146.30	156.97	10.67	0.88
MK-RC-0023	74.68	89.92	15.24	1.18
	114.30	181.36	67.06	0.95
	196.60	254.51	57.91	2.51
Lillian Structure Trench Results
MK-08-TR01	0.00	16.61	16.61	0.64
MK-08-TR02	0.00	18.29	18.29	0.90

* Intercepts calculated using 0.25g/t gold cut-off.

These latest results continue to expand the northwest-trending higher-grade core zone of the Livengood deposit, which remains open in all directions.  The higher grade core zone, as currently defined, has an average width of approximately 300 metres and has been intersected for some 500 metres of strike length with holes in higher grade mineralization at either end.  The Company is currently focusing on expanding the zone with step out drilling to the northwest and southeast, as well as evaluating the potential for additional higher-grade zones to the east.

Step out drilling to the west and east of the high grade core, along the overall east-west mineralized belt, continues to return very encouraging results, such as MK-RC-0006 (collared on the east) which returned 178 metres of 0.71 g/t gold, and hole MK-RC-013 (collared on the west) which returned 88 metres at 1.07 g/t gold (Figure 1 and Table 2).

Table 2:  New Drill Hole Data Mineralization Summary, Livengood Project, Alaska

Hole ID	Total Length (metres)	Length Mineralized (metres)*	Average Grade Mineralized Section Gold (g/t)	% of Hole Mineralized
MK-RC-0006	353.57	178.32	0.71	50%
MK-RC-0009	246.89	135.63	0.58	55%
MK-RC-0010	240.79	57.92	0.73	24%
MK-RC-0011	225.55	184.41	0.91	82%
MK-RC-0012	307.85	188.98	0.60	61%
MK-RC-0013	225.55	88.39	1.07	39%
MK-RC-0014	217.93	15.25	0.46	7%
MK-RC-0015	195.07	30.48	0.39	16%
MK-RC-0016	134.11	0.00	0.00	0%
MK-RC-0017	297.18	123.45	0.61	42%
MK-RC-0018	252.98	80.77	0.57	32%
MK-RC-0020	213.36	97.51	0.56	46%
MK-RC-0021	213.36	62.48	0.59	29%
MK-RC-0023	288.04	170.68	1.44	59%

Criteria – intervals calculated at a 0.25 g/t gold cutoff and can include up to 3 metres of internal waste.  All intervals are summed for the hole to create an average grade and total thickness for all intervals above cutoff.

Figure 1 Livengood drill hole plan map.
(The 14 newest drill holes are shown in red.)

Holes MK-RC 0014, 15 & 16 were drilled in the southwest corner of the target area and indicate that the deposit is restricted in this area as the more favourable host rocks have been structurally removed.

The two reverse circulation drills and one diamond drill are currently operating at the Livengood project.  The Company intends to make regular monthly updates of the drilling results and plans to prepare an updated NI 43-101 resource estimate midway through the 2008 program (anticipated to be released in mid-October).

BMP

The current BMP property covers 145 square kilometres of Alaska State mining claims held 100% by the Company, plus land held under an option to lease from Cook Inlet Region, Inc. (an Alaska Native Corporation), and located approximately 40 kilometres north of the Company’s Terra project.  The property is underlain by sediments similar to the Selwyn Basin in the Yukon Territory, which hosts numerous large SedEx zinc deposits.  Several significant shale-hosted polymetallic mineral occurrences are known within the property area.  In addition, the area is intruded by a number of Tertiary age porphyries producing copper-zinc-silver skarns and breccia pipe style deposits indicating the potential for a large porphyry deposit.  The property has never been systematically explored using modern techniques.

The BMP project area hosts a number of highly prospective base and precious metal occurrences originally discovered by the Anaconda Mining Company (“Anaconda”) in the early 1980’s.  The Company’s primary target on the BMP project is the Dall-6120 trend of gold-copper anomalies.  Two holes drilled by Anaconda in this trend intersected a shale-hosted massive sulfide body which returned grades of 4.0% copper, 0.3% lead, 1.0% zinc and 370 g/t silver over a true thickness of 3.5 metres and 0.9% copper, 1.0% lead, 6.0% zinc and 177 g/t silver over a true width of 5.5 metres.  This drilling, linked with ground geophysical data, indicates continuity of the sulfide body over at least 150 metres of strike.  Sampling by the Company on the 6120 target returned average grades of 2.3% copper, 3.4 g/t gold, 33 g/t silver, 0.16% nickel and 0.07% cobalt from 20 samples of an outcropping skarn zone 5 kilometres south of the Anaconda drilling (Figure 2).

Figure 2:  6120 Prospect showing the distribution of high-grade copper and gold mineralization.

The historic drilling by Anaconda on the Dall prospect and recent surface mapping of high-grade massive sulfide mineralization by the Company confirm the presence of both silver-rich and gold-rich copper mineralization over an 8 kilometre strike length.  The mineralization along the prospective corridor represents a very attractive gold-silver rich base metal target which was the focus of the airborne geophysical survey this quarter and extensive surface exploration in the summer.

In total, the past and recent work in this localized area of the BMP land package suggest that the high-grade mineral system has a strike length of at least 8 kilometres and that the Dall-6120 target offers significant potential for discovery of a major new precious-metal rich, base metal deposit.  To get a better handle on this emerging mineral belt the Company has conducted a magnetic and electromagnetic survey of the core target area (Figure 3).  The results have outlined several large geophysical anomalies spatially associated with the outcropping polymetallic (copper-gold-silver) skarn deposits discovered in 2007.

Figure 3:  BMP Project showing area covered by recent geophysical surveys.

Principal prospects are labelled.

The largest anomaly is associated with the 6120 target area and covers approximately 1 square kilometre forming at an important structural intersection on the south side of the core intrusive unit.  Twenty rock samples collected from a 150 metre diameter area of outcropping skarn at the 6120 target averaged 2.3% copper, 3.4 g/t gold, 33 g/t silver, 0.16% nickel and 0.07% cobalt (Figure 4).  In addition, similar skarn type mineralization was found 2 kilometres to the north at the 6920 prospect.

6920
Prospect
6120
Prospect
0
0.5
1
kilometers
Rock Au>0.5g/t
Rock Ag>100g/t
Rock Cu>0.5 Percent
Rock Zn>4 Percent
Interpreted Fault
Tertiary Dike
Tertiary Intrusion
approx 60Ma

Figure 4:  Magnetic map of the 6120 and 6920 targets with respect to geochemical results and Company mapping efforts.

The Dall and Little Bird prospects, located on the northern target block (approximately 5 kilometres north), also appear to be associated with skarn and distal skarn type mineral systems.  The size and dynamic range of the anomalies suggest that they are related to a large base and precious metal bearing hydrothermal system which warrants aggressive follow-up exploration by the Company.

The results of the 2008 field season work at BMP are being reviewed with a view to formulating a work plan for the next stage of exploration.

Chisna

Work during the quarter and to date has focused on the follow-up of new discovery results from 2007 and exploration of the remainder of the existing claim blocks and the belt in general.  The 2008 program included a stream sediment survey over the Canyon Creek and Slate Creek Northwest claim blocks, as well as geological mapping and prospecting in the region.  Results are pending.

AngloGold Alaskan Property Interest Acquisition

Under the terms of a purchase agreement dated June 6, 2008, among AngloGold, the Company and Talon Gold Alaska, Inc. (the Company’s wholly owned Alaskan subsidiary) (“Talon”), Talon will acquire all of the right, title and interest of AngloGold in the Terra and LMS projects (including AngloGold’s right of first offer on any disposition thereof by Talon).  In addition, AngloGold has also relinquished its right of first offer on two of the Company’s other 100% owned projects, being the West Pogo project (which is situated on the western boundary of the Pogo Joint Venture land package) and the Gilles project (which is located along the Pogo mine road, 25 kilometres southwest of the West Pogo property).  The purchase price of $751,500 payable by Talon will be satisfied by the issuance of an aggregate of 450,000 common shares of ITH (valued, for this purpose, at $1.67 per share).  The transaction is subject to the acceptance for filing thereof on behalf of the Company by the TSX Venture Exchange, Inc. (“TSXV”), and is anticipated to close five business days after such acceptance for filing is obtained.  AngloGold presently holds 5,997,295 common shares, representing approximately 15.02%, of the outstanding common shares of the Company.  Following the closing of the transaction, AngloGold will hold 6,447,295 common shares, representing approximately 15.96% of the then issued shares of the Company.  The proposed transaction has been approved by the Audit Committee of the Company, which is composed solely of independent directors of the Company, and by the directors of the Company other than AngloGold’s nominee.  The acquisition from AngloGold is subject to the acceptance for filing thereof by the TSXV (in process) and the American Stock Exchange (received) on behalf of the Company.

Nevada Properties

During the quarter, the Company has focused its Nevada activities on drilling at the North Bullfrog joint venture properties, including the newly acquired Mayflower property.  No work was carried out at the Painted Hills project.

North Bullfrog

The North Bullfrog Project area is located near Beatty, Nevada and has excellent access and infrastructure.  It is 7 kilometres north of the historic Bullfrog mine operated by Barrick Gold Corporation until the mid 1990’s.  The North Bullfrog project is a joint venture with the Redstar Gold Corporation (TSXV: RGC) in which the Company can earn up to a 70% interest.  To date, the Company has completed approximately half of the work commitment required to earn its initial 60% interest.

During the quarter, the resource definition drilling program was concluded, with 35 holes (8,422 metres) completed.  The drill program successfully defined major mineralization zones, and the Company has commissioned the preparation of an initial resource estimate (currently in progress) and samples have been selected for initial metallurgical testing.  The latest intersections include 12.2 metres of 2.13g/t gold; 52 metres of 0.85 g/t gold, and 35 metres of 0.75 g/t gold (Table 3).  The results highlight the bulk tonnage potential of the Mayflower deposit while confirming the potential for higher grade zones within the larger target (such as 9.1 metres of 7.18 g/t gold).

Table 3

Mayflower Deposit Assay Highlights

Hole ID	From	To	Intercept (metres)	Gold (g/t)
NB-08-07	44.2	51.8	7.6	0.80
NB-08-09	96.0	103.6	7.6	0.81
	108.2	118.9	10.7	0.49
NB-08-10	65.5	117.4	51.8	2.02
Including	83.8	93.0	9.1	7.18
NB-08-11	111.3	125.0	13.7	0.79
	131.1	137.2	6.1	0.79
NB-08-12	70.1	77.7	7.6	0.88
	80.8	118.9	38.1	1.43
Including	88.4	103.6	15.2	2.87
NB-08-13	0.0	9.1	9.1	0.51
NB-08-14	157.0	169.2	12.2	1.06
	178.3	204.2	25.9	0.75
NB-08-15	77.7	105.2	27.4	0.80
NB-08-16	99.1	103.6	4.6	1.53
NB-08-17	74.7	99.1	24.4	0.63
Including	91.4	96.0	4.6	1.90
NB-08-30	146.3	155.5	9.1	0.49
NB-08-35	59.4	100.6	41.1	0.63
Including	88.4	99.1	10.7	1.15
NB-08-36	86.9	138.7	51.8	0.85
including	105.2	112.8	7.6	1.84
including	117.4	132.6	15.2	0.93
NB-08-38	61.0	68.6	7.6	1.55
	73.2	85.3	12.2	2.13
	114.3	128.0	13.7	0.60
NB-08-40	68.6	103.6	35.1	0.75

The results from the 2008 drilling program have shown that Mayflower mineralization is hosted in a steep 50-60 metre wide northwest trending structural zone, where broad zones of low-grade mineralization are associated with silicification and adularia alteration and high-grade mineralization is associated with quartz-calcite filled veinlets and fault breccias.  These broad, well-mineralized intercepts in both the historic and recent drilling are primarily developed within favourable volcanoclastic units along a well-developed structural zone forming the large bulk-tonnage target.  The high-grade mineralization is well exposed in the David Adit, where native gold was observed in silicified clasts coated with calcite.  Most of the high grade intersections to the west of the David Adit occur below tunnel level and were never developed in the past.

The mineralization is low-sulphide in character with deep pervasive oxidation.  The bulk-tonnage potential of the deposit is highlighted by the broad continuous zones of mineralization found in many holes and the fact that many of the holes drilled have greater than 20 metres of mineralization (Table 4).

Table 4

Summary of all mineralized drill holes in the Mayflower Deposit

Hole ID	Total Length (metres)	Length Mineralized (metres)*	Average Grade of Mineralized Section (g/t gold)	% of hole Mineralized
NB-08-10	182.88	54.86	1.95	30%
NB-08-12	213.36	57.90	1.13	27%
NB-08-36	213.36	64.02	0.79	30%
NB-08-38	300.23	33.53	1.37	11%
NB-08-40	208.79	54.86	0.63	26%
NB-08-14	365.76	41.15	0.82	11%
NB-08-35	184.40	56.39	0.56	31%
NB-08-11	207.3	42.68	0.60	21%
NB-08-15	346.25	36.59	0.69	11%
NB-08-26	304.80	41.15	0.56	14%
NB-08-17	304.80	44.19	0.51	14%
NB-08-18	213.40	16.77	1.01	8%
NB-08-41	300.23	41.16	0.37	14%
NB-08-16	147.80	21.33	0.59	14%
NB-08-09	182.88	18.29	0.62	10%
NB-08-07	153.92	22.85	0.49	15%
NB-08-30	304.80	21.35	0.40	7%
NB-08-08	182.88	16.77	0.37	9%
NB-08-13	304.80	10.66	0.55	3%
NB-08-39	147.83	10.66	0.39	7%

(* Intercepts included in these sums have greater than 0.25g/t gold with less than 3 metres of internal waste.)

Figure 5: Geological/drill hole plan map of the Mayflower deposit (historic Barrick drill hole traces in white).
Tdf=debris flow deposits; TrT2=Rhyolite tuff; Trri=Rhyolite intrusive; Qac=Quaternary alluvium.

In addition to the Mayflower deposit, there is considerable potential to develop other bulk mineable deposits in the surrounding area.  Broad zones of mineralization have been found at Air Track Hill (ATH), Sierra Blanca and the Pioneer Prospect (Table 5).  The Jolly Jane, Connection and Yellow Jacket areas have the potential to host significant mineralization (Figure 6).

The Company is currently conducting an integrated structural/mineralization analysis of the North Bullfrog District using the knowledge gained at Mayflower to better define follow-up drill targets in the other large mineralized zones defined to date.  The Company is planning a follow-up exploration/drill program in the late fall of 2008 to address expansions of the Mayflower deposit as well as to define new deposits in this prolific and well mineralized area of Nevada.

Figure 6: Significant Prospects in the North Bullfrog Project Area where additional deposits might be located.

Table 5

Summary of total mineralization from ITH holes outside of the Mayflower Deposit

Prospect	Hole ID	Total Depth (metres)	Mineralized Thickness (metres) *	Average Grade (gold g/t)	% of hole Mineralized
ATH	NB-08-21	198.10	41.15	0.80	21%
ATH	NB-08-26	304.80	41.15	0.56	14%
ATH	NB-08-29	198.12	54.85	0.41	28%
ATH	NB-08-27	198.12	38.09	0.37	19%
ATH	NB-08-19	213.36	19.81	0.45	9%
ATH	NB-08-23	137.16	10.67	0.50	8%
ATH	NB-08-25	198.10	10.66	0.50	5%
ATH	NB-08-22	198.12	7.62	0.49	4%
ATH	NB-08-20	198.12	3.04	0.71	2%
Sierra Blanca	NB-07-01	247.19	77.50	0.39	31%
Sierra Blanca	NB-07-02	354.18	18.60	0.68	5%
Pioneer	NB-07-04	91.74	22.15	0.97	24%

(* Intercepts included in these sums have greater than 0.25g/t gold with less than 3 metres of internal waste.)

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this MD&A with respect to the Company’s mineral properties.  Mr. Pontius is not independent as he is the President and Chief Executive Officer of the Company and holds incentive stock options and common shares.

The work programs at the Company’s Alaska and Nevada properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s mineral properties), and, with respect to the North Bullfrog project, by Jacob Margolis, Exploration Manager of Redstar Gold Corporation, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at each project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex in Vancouver, B.C. for assay.  Some preparation work with respect to the Alaskan projects is carried out at ALS Chemex in Fairbanks, Alaska.  All geochemical samples are secured and shipped to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan and Nevada property interests (which are primarily early stage exploration properties with no known reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business:  Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

United States General Mining Law of 1872:  In recent years, the U.S. Congress has considered a number of proposed amendments to the United States General Mining Law of 1872, as amended (the “General Mining Law”), which governs mining claims and related activities on U.S. federal lands (such as in connection with certain areas of the Company’s North Bullfrog and Painted Hills projects).  Although no such legislation has been adopted to date, there can be no assurances that such legislation will not be adopted in the future.  If ever adopted, such legislation could, among other things, impose royalties on gold production from currently unpatented mining claims located on U.S. federal lands.  If such legislation is ever adopted, it could reduce the amount of future exploration and development activity conducted by the Company on such U.S. federal lands. In addition, in 1992, a holding fee of $100 per claim was imposed upon unpatented mining claims located on U.S. federal lands.  In October 1994, a moratorium on the processing of new patent applications was approved.  While such moratorium currently remains in effect, its future is unclear.

Uncertainty of Resource Estimates/Reserves:  Unless otherwise indicated, mineralization figures presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists.  These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  There can be no assurance that:

• these estimates will be accurate;

• reserves, resource or other mineralization figures will be accurate; or

• this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results.  There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  The resource estimates contained in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold, silver, copper or other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves at the Company’s other properties. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Title to Mineral Properties:  Although the Company has taken steps to verify the title to the mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

Selected Financial Information

Selected Annual Information

Description	May 31, 2008 $	May 31, 2007 $	May 31, 2006 $
	(annual)	(annual)	(annual)
Interest Income	603,094	248,591	348

Consulting	293,270	3,465,383	60,000
Property investigation	110,809	128,535	20,881
Professional fees	203,428	187,663	18,635
Investor relations	782,560	734,593	-
Foreign exchange gain	116,912	9,193	-

Loss for the year	(2,420,090)	(8,666,021)	(127,228)
Per share	(0.06)	(0.32)	(0.01)
Total Current Assets	11,325,201	22,119,247	20,415
Mineral Properties	23,151,228	13,387,113	1,030,316
Long term financial liabilities	0	0	0
Cash dividends	N/A	N/A	N/A

The variation seen over such years is primarily dependent upon the success of the Company’s ongoing property evaluation and acquisition program and the timing and results of the Company’s exploration activities on its current properties, none of which are possible to predict with any accuracy.  The variation in income is related to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities, which is also difficult to predict.

Summary of Quarterly Results

Description	May 31, 2008	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006
Interest Income	$107,915	$ 152,319	$ 211,436	$ 131,424	$ 89,224	$ 63,898	$ 69,173	$ 26,296
Net loss for period	(372,907)	(1,070,039)	(445,900)	(531,244)	(2,216,684)	(4,699,290)	(1,391,652)	(358,395)
Per share	(0.01)	(0.03)	(0.01)	(0.01)	(0.32)	(0.26)	(0.08)	(0.02)

Results of Operations

For the three months and year ended May 31, 2008, the Company had a net loss of $372,907 or $0.01 per share and $2,420,290 or $0.06 per share, respectively as compared to a net loss of $2,216,684 or $0.32 per share and $8,666,021 or $0.32 per share for the equivalent periods in 2007.  The following discussion explains the variations in the key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company.  Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.  Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Year ended May 31, 2008 compared with year ended May 31, 2007

For the year ended May 31, 2008, the Company incurred losses of $2,420,090 as compared to a loss of $8,666,021 for the year ended May 31, 2007.  The decreased loss is partially due to the write-off in 2007 of $1,473,499 representing the Company’s investment in the Siwash Silver leases, Caribou and Black shell properties which had no comparable item in fiscal 2008.

General and administrative (operating) expenses for the year totalled $3,229,342 compared to $7,450,306 in 2007.  The major expense categories which decreased consisted of wages of $1,087,172 (2007 - $2,253,540), consulting costs of $293,270 (2007 - $3,465,383) and administration expenses of $46,425 (2007 - $103,746), all as a result of lower stock-based compensation charges (see below).  The commencement of more extensive exploration activities in Alaska and Nevada, together with property acquisitions, have resulted in increased costs in all of the above areas over the prior year.  During the comparable 2007 period, the Company had only recently completed the acquisition of its Alaskan properties and had not fully developed its programs.  Investor relations and travel increased over the prior year as the Company grew its efforts to communicate with an expanding shareholder base.  Included in these and certain other expenses categories was $381,975 (2007 - $4,250,261) of stock-based compensation charges as indicated below:

May 31, 2008	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 238,367	$ 54,903	$ 293,270
Investor relations	565,384	217,266	$ 782,650
Salaries and wages	$ 977,366	109,806	$ 1,087,172
		$ 381,975

May 31, 2007	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 94,839	$ 3,370,544	$ 3,465,383
Administration	40,750	62,996	103,746
Investor relations	203,065	531,528	734,593
Salaries and wages	$ 481,430	1,772,110	$ 2,253,540
		$ 5,737,178

Interest income of $603,094 (2007 - $248,591) reflects a full year of higher average cash balances resulting from the May, 2007 private placements.  The Company also realized a gain on the sale of its interest in the South Estelle property of $89,246, with no comparable 2007 transaction.

Three months ended May 31, 2008 compared with three months ended May 31, 2007

For the three months period ended May 31, 2008, the Company incurred losses of $372,907 as compared to net losses of $2,216,684 for the same period of prior year.  This reduced loss is primarily due to a decrease in stock-based compensation expenses.

General and administration (operating) expenses for the quarter totalled $847,038 compared to $1,995,056 in 2007.  The major expenses categories consisted of consulting fee of $49,676 (2007 – $1,214,781), wages of $198,005 (2007 – $441,075), investor relations $294,523 (2007 - $92,762), professional fees of $75,179 (2007 - $14,574) and regulatory fees of $41,837 (2007 - $82,061).  However, the most significant contributor to such decreased expenditures was the allocation of stock-based compensation expense to these categories, as follows:

Three months to May 31, 2008	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 49,676	$ -	$ 49,676
Investor relations	263,585	30,938	$ 294,523
Salaries and wages	$ 198,005	-	$ 198,005
$ 30,938

Three months to May 31, 2007	Before allocation	Stock-based compensation	After Allocation

Consulting	$ 33,348	$ 1,181,433	$ 1,214,781
Investor relations	63,233	29,529	92,762
Salaries and wages	165,120	275,955	441,075
		$ 1,486,917

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds.  To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants issued in connection with such private placements.  However, the exercise of warrants is dependent primarily on the market price of the Company’s securities at or near the expiry date of such warrants (over which the Company has no control) and therefore there can be no guarantee that any existing warrants will be exercised.  In addition, the Company can raise funding through the sale of interests in its mineral properties.  This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.  When acquiring interest in mineral properties through purchase or option the Company will sometimes issue common shares to the vendor or optionee of the property as partial or full consideration for the property interest in order to conserve its cash.

As at May 31, 2008, the Company reported cash and cash equivalents of $10,859,942 compared to $21,908,273 as of May 31, 2007.  The decrease in cash was mainly due to the mineral property acquisition and exploration costs of $10,139,179 incurred during the year.

As at May 31, 2008, the Company had working capital of $10,600,403, compared to a working capital of $21,163,884 as at May 31, 2007.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated cash requirements for the fiscal year ending May 31, 2009.

During the year ended May 31, 2008, the Company issued an aggregate of 1,699,663 common shares upon the exercise of outstanding warrants and options for cash proceeds of $1,209,275.  Subsequent to the year-end, the Company issued 3,570,790 shares upon the exercise of warrants at $1.00 per share and 179,091 shares upon the exercise of warrants at $1.50 per share for the total proceeds of $3,839,427.  In addition, the Company issued 135,815 shares pursuant to the exercise of agent’s options at $1.30 per share for the proceeds of $176,560.

On April 4, 2008 the Company sold its interest in its South Estelle, Alaska property to Millrock Resources Inc. for 650,000 common shares of Millrock, which it continues to hold.  These shares were subject to a hold period which expired on August 15, 2008.  The Company will consider disposing of these securities in order to raise cash for its operating purposes, however, lack of liquidity in the market for such securities may limit the extent to which this can be accomplished at a reasonable price.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and, there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper.  Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Nevada, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in GIC’s or Banker’s Acceptances issued by major Canadian chartered banks.

The following table discloses the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations.  The Company does not have any long-term debt or loan obligations.  Under the terms of several of the Company’s mineral property option and purchase agreements and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties.  If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties.  The following table assumes that the Company retains the rights to all of its current properties and completes the earn-ins for all of its current option agreements, and that none of its joint venture partners contribute following the Company having exercised its existing options.

Contractual Obligations	Payments Due by Period(6)
	Total	Prior to May 31, 2009 (9 months)	June 1, 2009 to May 31, 2012 (36 months)	June 1, 2012 to May 31, 2015 (36 months)
Mineral Property Leases(1)(3)(5)	9,314,025	1,156,535	3,976,925	4,180,565
Option Agreements(1)(2)(7)	3,779,300	120,000	3,659,300	Nil
Mining Claim Government Fees	5,249,935	729,925	2,061,225	2,458,785
Office and Equipment Lease Obligations(4)	486,000	54,000	216,000	216,000
Total Contractual Obligations	18,829,260	2,060,460	9,913,450	6,855,350

Notes:

1.

Does not include value of common shares required to be issued, but does include work expenditures required to be incurred under underlying leases.

2.

Includes the work expenditures required to be incurred by the Company in order to earn a 60% interest under the option with Redstar.

3.

Does not include potential royalties that may be payable (other than annual minimum royalty payments).

4.

Assumes that current office and storage leases are extended beyond current termination dates at the same terms.

5.

Includes leases subject to option agreements with Redstar and AngloGold.

6.

Assumes CAD and USD at par.

7.

Assumes completion of acquisition of AngloGold interest in LMS and Terra properties (and consequent termination of existing option/joint venture agreements and earn-in expenditure requirements), and expenditures and payments necessary to complete earn-in to 60% in North Bullfrog and Painted Hills projects, but does not include any expenditures on a feasibility study as required to earn an additional 10% interest in these properties.  Does not reflect 5% operator’s fee credited to the Company.

Transactions with Related Parties

During the year, the Company paid $498,681 (2007 - $419,986) in consulting, rent, management fees and salaries to officers, directors and companies controlled by directors of the Company, $62,750 (2007 - $25,110) in rent and management fees to a company with common officers and directors and $Nil (2007 - $Nil) in professional fees to a company controlled by a director of the Company.  These figures do not include stock-based compensation.

At May 31, 2008, included in accounts payable and accrued liabilities was $Nil (2007 - $2,088) in expenses owing to the directors and officer of the Company and $18,032 (2007 - $Nil) to a company related by common directors.

These amounts were unsecured, non-interest bearing and had no fixed terms of repayment. Accordingly, fair value could not be readily determined.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

Although the Company is currently investigating a number of additional property acquisitions, and is entertaining proposals for the option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with.

Changes in Accounting Policies, including Initial Adoption

Effective June 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  These new standards have been adopted by the Company on a prospective basis with no restatement to prior period financial statements.

(a)

Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost.  Changes in fair value are to be recognized in the statements of operations and comprehensive income.  All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income. All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

(b)

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of the net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.  The Company believes there is no material difference between comprehensive income (loss) and its net income (loss) for the period as reported.

Critical Accounting Estimates

The preparation of the Company’s financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation and the determination of the valuation allowance for future income tax assets.  Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash, marketable securities, GST recoverable, prepaid expenses and deposits, GIC’s, Banker’s Acceptances, accounts payable and accrued liabilities, and due to related parties approximate their respective fair values due to their short-term maturity.  Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authorities.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at May 31, 2008 as required by Canadian securities laws.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of May 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the year ended May 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at May 31, 2008 there were 39,943,892 common shares issued and outstanding, and as at the date of this MD&A there were 43,829,588 shares outstanding.

Options

A summary of the outstanding options to acquire common shares as of May 31, 2008, and changes during the year, is presented below:

	Year ended May 31, 2008		Year ended May 31, 2007
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Options outstanding, opening:	4,313,296	$2.70	-	$ -
Granted: agent’s compensation options	-	$ -	498,748	$1.30
Granted	290,000	$1.52	2,830,000	$2.70
Granted: agent’s compensation options	-	$ -	488,360	$2.70
Granted	-	$ -	845,000	$2.95
Exercised	(14,121)	$1.30	(348,812)	$1.30
Options outstanding, ending:	4,589,175	$2.64	4,313,296	$2.70

Stock options outstanding are as follows:

	Year ended May 31, 2008			Year ended May 31, 2007
Expiry Date	Exercise Price	Number of Shares	Exercisable at Period End	Exercise Price	Number of Shares	Exercisable at Year End

August 4, 2008	$1.30	135,815	135,815	$1.30	149,936	149,936
January 26, 2009	$2.70	2,830,000	2,830,000	$2.70	2,830,000	2,717,500
May 9, 2009	$2.70	488,360	488,360	$2.70	488,360	488,360
May 23, 2009	$2.95	845,000	845,000	$2.95	845,000	845,000
January 16, 2010	$1.52	190,000	182,500	$1.52	-	-
February 1, 2010	$2.15	100,000	25,000	$2.15	-	-
		4,589,175	4,506,675		4,313,296	4,200,796

Subsequent to May 31, 2008, following review and approval by the Company’s Compensation Committee, on July 16, 2008 the Board of Directors amended the expiry dates and exercise prices of an aggregate of 3,675,000 outstanding incentive stock options to extend the expiry date for up to eighteen months, such that all such options (which were originally granted for a period of two years and which have expiry dates ranging from January 26, 2009 to May 23, 2009) will now expire on July 16, 2010; and to reduce the exercise prices (which currently range from CAD 2.70 to 2.95, with a weighted average exercise price of CAD 2.75) to CAD 1.75.  An aggregate of 2,405,000 of these options are held by insiders and, in accordance with the requirements of the TSX Venture Exchange’s policies, the amendments to such options are subject to the approval of the Company’s “disinterested” shareholders.  Accordingly, approval to the amendments to these insider options will be sought at the 2008 annual general meeting of the shareholders of ITH to be held on Tuesday, October 21, 2008.

The Board of Directors believe that the stock option repricing is justified, as current management has been working steadily to deliver on its promise to create shareholder value (having identified significant inferred gold resources and currently pushing forward with an aggressive exploration programs to increase those resources and identify additional ones) but the results, and the value thereby created, are not being appropriately recognized in the current market or reflected in the Company’s share price through no fault of management.  The Directors are therefore of the view that the resetting of the exercise price of these options will restore the appropriate incentive to management that the grant of stock options is intended to provide.

Warrants

Warrant transactions are summarized as follows:

	Year ended May 31, 2008		Year ended May 31, 2007
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of year	15,070,208	$2.04	1,000,000	$0.26
Issued – non-brokered private placement	-	-	3,999,855	$1.00
Issued – brokered private placement	-	-	2,799,802	$1.50
Issued – agent commission	-	-	174,560	$1.50
Issued – non-brokered private placement	-	-	1,200,000	$3.00
Issued – brokered private placement	-	-	6,104,500	$3.00
Issued – agent commission	-	-	212,242	$3.00
Exercised	(1,685,542)	$0.71	(420,751)	$(1.22)
Warrants exercisable, end of year	13,384,666	$2.21	15,070,208	$2.04

Warrants outstanding are as follows:

	Year ended May 31, 2008		Year ended May 31, 2007
Expiry date	Number of Warrants	Exercise Price	Number of Warrants	Exercise Price

October 21, 2007	-	$0.26	950,000	$0.26
August 4, 2008	3,572,954	$1.00	3,891,743	$1.00
August 4, 2008	2,247,492	$1.50	2,656,020	$1.50
August 4, 2008 – commission warrants	47,478	$1.50	55,703	$1.50
May 9, 2009	7,304,500	$3.00	7,304,500	$3.00
May 9, 2009 – commission warrants	212,242	$3.00	212,242	$3.00
Warrants exercisable, end of year	13,384,666	$2.21	15,070,208	$2.04

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com.  Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.